82-34646

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212)-450-6833



05006917

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. ~~82-5133~~

March 30, 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **Telefónica Empresas Perú S.A.A.—**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated March 28, 2005, regarding material fact.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren D. Macioce

(Enclosure)

PROCESSED
APR 01 2005
THOMSON
FINANCIAL

English Summary for Telefónica Empresas Perú S.A.A.

–Letter to CONASEV, dated March 28, 2005, regarding material fact.

Lima, 28 de marzo de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que en la fecha se realizó su junta obligatoria anual de accionistas, la misma que adoptó los siguientes acuerdos:

1. Aprobó la gestión social y los estados financieros auditados al 31 de diciembre de 2004. Cabe señalar que tanto la Memoria Anual como los estados financieros respectivos fueron registrados ante vuestra institución el 1° de marzo de 2005.

2. Aprobó que el íntegro de las utilidades netas del ejercicio 2004, luego de detraída la participación de los trabajadores, la deducción de los impuestos de ley y la reserva legal, sea mantenido en la cuenta de resultados acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos. En igual sentido facultó al directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa: (i) determine el destino que se dará a los resultados acumulados y al capital adicional una vez que quede íntegramente constituida la reserva legal, pudiendo dicho órgano autorizar el pago de dividendos con cargo al íntegro o parte de éstos; y (ii) fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la junta obligatoria anual de accionistas en el año 2006 respecto del ejercicio 2005.

3. Mantuvo la misma retribución para los directores, la que se abonará únicamente a los directores que no sean a su vez ejecutivos de cualesquiera de las empresas del grupo Telefónica.

4. Delegó facultades en el directorio para la designación de auditores externos del ejercicio 2005.

5. Aprobó la fusión simple por absorción por parte de Telefónica Empresas Perú S.A.A. a su filial Telefónica Mobile Solutions del Perú S.A.C., con efectividad a partir del 31 de marzo de 2005. Como consecuencia de ello, la personalidad jurídica de Telefónica Mobile Solutions del Perú S.A.C se extinguirá sin disolverse ni liquidarse y Telefónica Empresas Perú S.A.A. asume a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de la primera, con efectividad a partir del 31 de marzo de 2005. Cabe señalar que dicha operación fue aprobada en la fecha en los mismos términos por la junta obligatoria anual de accionistas de Telefónica Mobile Solutions del Perú S.A.C.

6. Aprobó un programa de reducción del capital social para la devolución de aportes a los accionistas, el que se ejecutará en un plazo no mayor de 12 meses y hasta por un monto máximo de S/. 25 millones. En igual sentido delegó facultades en el directorio para que establezca los montos parciales a reducir dentro de los límites y plazos aprobados por la junta; (ii) fije la fecha en que se harán efectivas las reducciones de capital que correspondan; (iii) y adopte los acuerdos que correspondan para hacer efectiva la operación.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.